EXHIBIT 12

DOLE FOOD COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio data)

	Quarters ended		Fiscal Years Ended
	March 23, 2002	March 24, 2001	December 29, 2001	December 30, 2000	January 1, 2000	January 2, 1999	January 3, 1998
Income/(loss) from continuing operations before income taxes(a)	82,764	44,457	(7,730)	55,637	19,789	3,075	168,126

Add Fixed Charges:
Interest expense	14,303	18,245	69,722	89,242	84,508	63,599	59,707
Capitalized interest	—	—	—	—	—	—	—
Amortization of debt expense and discounts	228	228	986	1,203	1,357	1,038	938
Interest factor of rental expense(b)	8,918	10,578	42,042	49,187	55,253	50,135	60,563

Total fixed charges	23,449	29,051	112,750	139,632	141,118	114,772	121,208
Total adjusted earnings	106,213	73,508	105,020	195,269	160,907	117,847	289,334
Ratio of earnings to fixed charges(c)	4.53	2.53	0.93	1.40	1.14	1.03	2.39

(a)
Included in earnings for 2001, 2000, 1999 and 1998 were pretax special charges of $133 million, $46 million, $48 million and $98 million, respectively. Included in earnings for 2001, 2000 and 1999 were pretax special gains of $8 million, $52 million and $20 million, respectively. Excluding these special items, the ratios would have been 2.04, 1.36, 1.34 and 1.88 in 2001, 2000, 1999 and 1998, respectively.

(b)	The interest factor of rental expense is determined by dividing total rental expense for the period by three.
(c)	Due to the company’s loss from continuing operations in 2001, the ratio coverage was less than 1:1. The company must generate additional earnings of $7,730 to achieve a coverage ratio of 1:1.
(d)
The company is guarantor of indebtedness of certain suppliers integral to its operations. These guarantees totaled approximately $69 million at March 23, 2002. If the company were required to fulfill these contingent obligations, the interest that would be incurred would be immaterial to the ratio of earnings to fixed charges.